Exhibit 99.4

VOTING PROXY

THE UNDERSIGNED

Name	:

Address	:

Postal code and city	:

Country	:

Acting on behalf of:

Only to be completed if relevant.

Name	:

Legal form	:

Country of incorporation	:

Address	:

Postal code and city	:

Country	:

(the “Principal”).

GRANTS POWER OF ATTORNEY to

Please check the applicable box.

☐	Mr. M. Eidens, executive director of the Company.

☐	each civil law notary and candidate civil law notary working with CMS Derks Star Busmann N.V.

☐	__________________________________________________

Possibility to include the name of an authorised person of your own choice.

for the performance in the Principal’s name, in its capacity as shareholder of Mainz Biomed N.V., a public company under Dutch law, registered with the Dutch trade register under number 82122571 (the “Company”), of the following legal acts:

(a)	representing the Principal at the extraordinary general meeting of the Company to be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 14 December 2022 at 15.00 hours CET (the “EGM”);

(b)	attending and addressing the EGM;

(c)	exercising at the EGM the voting rights attached to the shares in the share capital of Company held by the Principal on 16 November 2022, being the record date for the EGM, and voting in favour of all proposals included in the agenda for the EGM, unless indicated otherwise below:

No.	Agenda item

2.	Appointment of Dr. Heiner Dreismann as non-executive director and chairman of the board of the Company
	For:	☐	Number of shares:
	Against:	☐	Number of shares:
	Abstain:	☐	Number of shares:

3.	Appointment of Mr. Gregory Tibbitts as non-executive director of the Company
	For:	☐	Number of shares:
	Against:	☐	Number of shares:
	Abstain:	☐	Number of shares:

5.	Amendment of the articles of association of the Company and authorisation of CMS to have the deed of amendment of articles of association executed
	For:	☐	Number of shares:
	Against:	☐	Number of shares:
	Abstain:	☐	Number of shares:

ON THE FOLLOWING TERMS

1.	The Principal shall indemnify each Authorised Person against any claim made by any third party in connection with this power of attorney or as a result of any act or omission by an Authorised Person pursuant to or in connection with this power of attorney, unless the claim is the result of the intentional or deliberately reckless conduct of the Authorised Person. The indemnity shall also relate to any damages, losses, costs and expenses suffered, incurred or paid by the Authorised Person in connection with such claim.

2.	This power of attorney shall be exclusively governed by and construed in accordance with Dutch law.

(Signature page follows)

(Signature page to power of attorney)

SIGNED BY

Name:
Date:

Please send a pdf of a completed and signed copy of this power of attorney by e-mail to ir@mainzbiomed.com no later than 18.00 hours CET on 6 December 2022.

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